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                               Filed by Eimo Oyj
             Pursuant to Rule 425 under the Securities Act of 1933
                           Subject Company: Eimo Oyj
                         Commission File No. 132-01856

EIMO OYJ STOCK EXCHANGE RELEASE 03.08.2000 08:30 1 (6)

INTERIM REPORT JANUARY-JUNE 2000
Figures are not audited

Performance in January - June

The company recorded a turnover in January-June 2000 of EUR 38.4 million (EUR
35.5 million in the corresponding period in the previous year), an increase of 8%. The operating profit was EUR 4.1 (9.1) million and profit before extraordinary items EUR 4.2 (7.9) million. The split adjusted (1:4) diluted and non-diluted earnings per share were EUR 0.06 (0.13).

As previously announced, turnover failed to match expectations due to weaker demand than forecast and the postponement of some projects, but still showed an increase on the previous year. Profitability was affected by among other things one-off costs relating to internationalisation.

Gross investments during January to June totalled EUR 12.4 (5.8) million. The balance sheet total at the end of June stood at EUR 71.7 (58.0) million. The equity ratio was 67.8% (85.0%) and the company's cash reserves stood at EUR
0.6 million at the end of the review period.

Eimo employed on average 712 (639) people during the first half of 2000. On 30 June the company had 794 employees, including summer workers.

Performance in second quarter

The second quarter of the year fell well short of its objectives, even though turnover did exceed that in the corresponding period of the previous year by 28%. Lower than forecast demand and the postponement of product projects contributed to the modest turnover. Profitability was hurt in particular by the relatively high proportion of fixed costs, including inputs to international growth.

Focus on international growth continues

Over half of investments during the review period were investments in machinery and equipment at the Helmond factory. The ramp-up of production at the factory has continued according to schedule.

In May Eimo signed an agreement to acquire production premises in the city of Pecs in Hungary. It is estimated that the total investment during 2000 and 2001 will be about EUR 10 million.
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Production is expected to start during the final quarter of 2000. Mr. Markus
Pulkki will be managing director of the factory in Hungary.

In May the company also signed a letter of intent to set up a holding company with CIM Precision Molds (HK) Ltd, a Hong Kong-based mold manufacturer. The purpose of the EUR 2 million investment is to reinforce Eimo's global growth potential, by ensuring the availability of high quality molds and by establishing a mold factory in China.

In July Eimo signed a formal merger agreement with a U.S. injection molder Triple S Plastics, Inc. The share and option holders of Triple S will receive 33-37% of Eimo's shares and options as newly issued securities. Through this merger Eimo becomes a global supplier for the mobile communications industry. The net sales of Triple S were 95.0 million USD in the accounting year ended on March 31, 2000. Triple S reported 32.1 million USD sales for April - June 2000 (67% increase compared to the corresponding period in the previous year) and
2.2 million USD net income.

New CEO

The company's current President Mr. Lauri Jalli has asked for resignation. The Board of Directors has appointed Mr. Heikki Marttinen (53) as new President and Chief Executive Officer from Oct 1, 2000.

Reinforcements for R & D department, training for young talent

Eimo is constantly studying new technologies to be able to respond quickly to the changing needs of its customers. During the spring the company took on new research personnel to strengthen its R & D department. The development and training programmes initiated during the first quarter continued according to plan. The company also decided to start a broad-based "Young Professionals Program", aiming to train up young talent to become first class professionals for the company's operations in Finland and abroad.

Share split

Eimo's share was split (1:4) in April, and since then the company has had a total of 46,400,000 shares. Trading in the split shares started on 13 April 2000. Since the split, the closing price has ranged between EUR 5.78 and EUR
10.98. The closing price on 30 June 2000 was EUR 6.40.

Prospects (excl. Triple S merger)

Favorable growth continues in the mobile communications sector. Eimo's strong standing as a strategic supplier to its customers and its investments in new technology and internationalisation place the company in an excellent position to respond to the growing requirements of customers. Even as sales in the second half of the year grow very rapidly compared to the first half of the year, the company is unlikely to achieve its challenging
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target of 40% growth in turnover in 2000. With the fast growth in sales during the second half of the year, net profit is expected to be significantly higher than during the first half.

The interim report for January - September will be published on 2 November 2000.

Lahti, 3 August 2000

EIMO OYJ



Jalo Paananen
Chairman of the Board

Further Information
Elmar Paananen Executive Vice Chairman, +358 500 503 865

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.

Distribution:
HEX Helsingin Porssi
Press

ENCLOSURES:
Consolidated profit and loss accounts,
Consolidated balance sheet, Financial ratios
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                     CONSOLIDATED PROFIT AND LOSS ACCOUNT

                              1-6/00    1-6/99               1-12/99
                             1000 EUR  1000 EUR   Muutos %   1000 EUR
                             --------  --------   --------   --------
TURNOVER                      38,436    35,529       8.2      78,011
Other operating
income                           164       215     (23.7)        728
Operating costs               31,726    24,686      28.5      54,895
Depreciation and
write-downs                    2,790     1,982      40.8       4,629

OPERATING PROFIT               4,084     9,076     (55.0)     19,215
% of turnover                   10.6      25.5                  24.6
Financing income
and expenses                      78    (1,194)   (106.5)     (1,016)

PROFIT BEFORE
EXTRAORDINARY
ITEMS                          4,162     7,882     (47.2)     18,199
% of turnover                   10.8      22.2                  23.3
Extraordinary
items                              -       527    (100.0)        528

PROFIT BEFORE
TAXES                          4,162     8,409     (50.5)     18,727
% of turnover                   10.8      23.7                  24.0
Taxes                         (1,202)   (2,210)    (45.6)     (5,129)

PROFIT FOR THE
REVIEW PERIOD                  2,960     6,199     (52.3)     13,598



                          CONSOLIDATED BALANCE SHEET

                              30.6.00   30.6.99              31.12.99
                             1000 EUR  1000 EUR   Muutos %   1000 EUR
                             --------  --------   --------   --------
ASSETS

NON-CURRENT ASSETS
Intangible assets                422       222       90.0       381
Tangible assets               43,792    27,816       57.4    34,268
Investments                       71        62       14.5        62

CURRENT ASSETS
Inventories                   11,151     5,229      113.3     7,852
Deferred tax
receivable                       318         -                    -
Receivables                   15,337    10,023       53.0    11,865
Cash and bank
accounts                         593    14,617      (95.9)   16,718

TOTAL ASSETS                  71,685    57,970       23.7    71,146

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY
Share capital                 11,600     1,951      494.6    11,600
Share premium
account                       18,124    27,773      (34.7)   18,124
Retained profits              17,925    19,219       (6.7)   26,618

LIABILITIES
Deferred tax
liability                      2,312     1,811       27.7     2,232
Non-current
liabilities
Loans from
financial
institutions                   9,695       208    4,561.1       157
Current
liabilities
Loans from
financial
institutions                     131       137       (4.4)      118
Non-interest
bearing
liabilities                    8,416     3,706      127.1     6,888
Accruals and
deferred income                3,482     3,165       10.0     5,409

TOTAL LIABILITIES
AND SHAREHOLDERS'             71,685    57,970       23.7    71,146
EQUITY
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FINANCIAL RATIOS

                             30.6.00   30.6.99    Muutos %  31.12.99

Return on equity
(ROE), %                        11.4      32.0                33.4
Return on
investment (ROI), %             14.8      44.2                43.1
Equity ratio, %                 67.8      85.0                79.9
Net Gearing, %                  19.4     (29.2)              (29.2)
Current Ratio                   2.25      4.26                2.93
Gross investments
in fixed assets,
1000 EUR                      12,365     5,754     114.9    15,281
% of turnover                   32.2      16.2                19.6
Average number of
personnel                        712       639      11.4       681

PER SHARE RATIOS
Earnings per
share (EPS), EUR               0.064     0.130    (51.1)     0.291
Shareholders
equity per share,
EUR                            1.027     1.055     (2.6)     1.214

SECURITIES AND GUARANTEESS,
1000 EUR
Securities for
own liabilities               16,320    14,400     13.3     14,322
-Of which in use              10,003       681  1,368.9        540
Other own
liabilities                        -         -                   -
Nominal value of
derivative
contracts                      2,000         -                   -
On behalf of
outsiders                          -         -                   -